SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

BioLineRx Ltd.
(Translation of registrant’s name into English)

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Item 7.01. Regulation FD Disclosure

A copy of the Management Presentation of BioLineRx Ltd. (the “Company”) is furnished as Exhibit 99.1 to this Item 7.01.

The information contained in Item 7.01 of this report and in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01 Other Events.

On March 3, 2013, the Company issued a press release announcing that it intends, subject to market conditions, to offer and sell an indeterminate amount of its American Depositary Shares (“ADSs”), each representing ten of its ordinary shares (“Ordinary Shares”), par value NIS 0.01 per share, pursuant to a prospectus supplement, dated March 3, 2014, to the Company’s prospectus dated August 14, 2012, filed as part of its effective shelf registration statement on Form F-3 (File No. 333-182997) previously filed with, and declared effective by, the Securities and Exchange Commission (SEC).

The Company expects to grant the underwriters an option to purchase up to an additional 15 percent of its ADSs, exercisable for 30 days after the pricing date of the ADSs offering. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. A copy of the press release is furnished as Exhibit 99.2.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

In connection with this offering, the Company has updated certain business and risk factor information. This information and risk factor disclosure is attached as Exhibit 99.3 to this Current Report on Form 6-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

The following Exhibits are filed as part of this report:

Exhibit No.	Description of Exhibit
99.1	Company Presentation
99.2	Press Release dated March 3, 2014
99.3	Business and risk factor disclosure

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: March 3, 2014